Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in this Registration Statement on Amendment No. 4 to Form S-1 of our report dated April 17, 2023 (which includes explanatory paragraphs relating to the correction of certain misstatements related to the consolidated financial statements and the Company’s ability to continue as a going concern), relating to the consolidated balance sheets of CXApp Inc. (f/k/a KINS Technology Group Inc.) as of December 31, 2022 (as restated) and 2021, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the years then ended, appearing in the proxy statement/prospectus, which is a part of this Registration Statement, and to the reference to our Firm under the caption “Experts” in the proxy statement/prospectus.

/s/ WithumSmith+Brown, PC

New York, New York

July 5, 2023